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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Leapnet, Inc. (Name of Subject Company (Issuer))
SPRI Acquisition Corp. SPRI, LTD. (Names of Filing Persons (Offeror))
Common Stock (Par Value $.01 Per Share) (Title of Class of Securities)
521864207 (CUSIP Number of Class of Securities)
Donald E. Figliulo, Esq.
Wildman, Harrold, Allen & Dixon
225 West Wacker Drive, Suite 2800
Chicago, Illinois 60606-1229
(312) 201-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee

$9,206,526.85	$1,841.31
*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 4,976,501 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Leapnet, Inc., at a purchase price of $1.85 per Share net in cash. Such number of Shares represents the number of outstanding Shares not beneficially owned by SPRI Acquisition Corp. as of December 12, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/ /	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing party:	Not Applicable
Date filed:	Not Applicable
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/x/	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO ("Schedule TO") relates to the offer by SPRI Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of SPRI, LTD., a Delaware corporation ("SPRI"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Leapnet, Inc., a Delaware corporation ("Leapnet"), at $1.85 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

    The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated December 13, 2001
(a)(2)	Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)
Text of press release dated November 21, 2001, issued jointly by Leapnet, SPRI and the Purchaser announcing the tender offer (incorporated herein by reference to Schedule TO-C filed by the Purchaser and SPRI on November 23, 2001)
(c)(1)	Opinion of George K. Baum & Company dated November 21, 2001 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
(d)(1)
Agreement and Plan of Merger, dated as of November 21, 2001 by and among SPRI, the Purchaser and Leapnet (incorporated herein by reference to Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1))
(d)(2)	Letter agreement, dated as of November 21, 2001, by and among Leapnet, Robert M. Figliulo and David A. Figliulo.
(d)(3)	Contribution and Stockholder Support Agreement dated as of December 6, 2001 by and among Leapnet, SPRI, the Purchaser and the stockholders of Leapnet set forth on the signature pages thereto.
(f)(1)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))
(g)(1)	Not applicable
(h)(1)	Not applicable

Item 13. Information Required by Schedule 13E-3.

    The audited financial statements of Leapnet as of and for the two fiscal years ended December 31, 2000 and December 31, 1999 are hereby expressly incorporated herein by reference to Item 8 of Leapnet's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on April 2, 2001.

    The unaudited financial statements of Leapnet as of and for the quarter and nine months periods ended September 30, 2001 and September 30, 2000 are hereby expressly incorporated herein by reference to Part I, Item 1 of Leapnet's Quarterly Report on Form 10-Q for the quarter and nine months ended September 30, 2001 filed with the Securities and Exchange Commission on November 14, 2001.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SPRI ACQUISITION CORP.
/s/ ROBERT M. FIGLIULO Robert M. Figliulo President
SPRI, LTD.
/s/ ROBERT M. FIGLIULO Robert M. Figliulo President

Date: December 13, 2001

2

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase, dated December 13, 2001
(a)(2)	Letter of Transmittal
(a)(3)	Notice of Guaranteed Delivery
(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(7)
Text of press release dated November 21, 2001, issued jointly by Leapnet, SPRI and the Purchaser announcing the tender offer (incorporated herein by reference to Schedule TO-C filed by the Purchaser and SPRI on November 23, 2001)
(c)(1)	Opinion of George K. Baum & Company dated November 21, 2001 (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1))
(d)(1)
Agreement and Plan of Merger, dated as of November 21, 2001 by and among SPRI, the Purchaser and Leapnet (incorporated herein by reference to Annex A of the Offer to Purchase filed herewith as Exhibit (a)(1))
(d)(2)	Letter agreement, dated as of November 21, 2001, by and among Leapnet, Robert M. Figliulo and David A. Figliulo.
(d)(3)	Contribution and Stockholder Support Agreement dated as of December 6, 2001 by and among Leapnet, SPRI, the Purchaser and the stockholders of Leapnet set forth on the signature pages thereto.
(f)(1)	Section 262 of the Delaware General Corporation Law (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1))
(g)(1)	Not applicable
(h)(1)	Not applicable

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  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
INDEX TO EXHIBITS